Exhibit 99.1

ASX Announcement

Release Code: PRR

14 May 2013

ENTITLEMENT OFFER – LETTER TO SHAREHOLDERS

As required by paragraph 3 of Appendix 7A to the ASX Listing Rules, Prima BioMed Ltd ABN 90 009 237 889 (Company or Prima) has today mailed the attached letter to all shareholders in relation to its recently announced entitlement offer (Entitlement Offer) of options (Options) to acquire fully paid ordinary shares in the Company.

A prospectus (Prospectus) in relation to the Entitlement Offer is available and copies can be obtained by calling the Company’s shareholder enquiry line on 1300 737 760 any time between 8.15 am and 5.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes. Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Entitlement Offer. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

Yours sincerely

Deanne Miller

General Counsel & Company Secretary

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX and the Corporations Act, to alter the dates at its discretion, without prior notice.

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

14 May 2013

Dear Shareholder

Prima BioMed Ltd – Notice to Shareholders of Entitlement Offer

We write to you as the registered holder of ordinary shares (Shares) in the capital of Prima BioMed Ltd ABN 90 009 237 889 (Company) as of today’s date.

As announced to ASX Limited (ASX), the Company is conducting a non-renounceable pro rata rights issue to Eligible Shareholders (as that term is defined in the prospectus issued by the Company in connection with the Entitlement Offer (Prospectus)) of options (Options) to Shares (Entitlement Offer)1.

The Entitlement Offer allows Eligible Shareholders to acquire, at the offer price of $0.02 per Option, 1 Option for every 4 Shares held as at the record date for the Entitlement Offer of 5.00 pm on Tuesday, 21 May 2013 (Record Date).

Each Option will be exercisable for $0.20 per Option at any time from the date of issue until 5.00 pm (Sydney time) on Monday, 19 June 2017.

The Company currently has 1,066,063,388 Shares and 47,519,149 unquoted options2 (Unquoted Options) on issue. Assuming that none of the Unquoted Options are exercised prior to the Record Date, the Entitlement Offer is for up to approximately 315,599,617 of Options3 (subject to the effect of rounding, among other things).

The gross proceeds of the Entitlement Offer, expected to be up to approximately $6.31 million3, will be used to:

•	co-fund up to three phase 2 trials of CVAc™ in additional cancer indications and continue the ongoing clinical program;
•	continue CVac manufacturing optimisation programs to move toward a commercially successful and global manufacturing platform;
•	provide general working capital for the Company and add security to the balance sheet,

and to pay the costs of the Entitlement Offer.

[1]

The Company will extend the Entitlement Offer to Eligible Shareholders in Australia and New Zealand, and potentially, to Shareholders in such other jurisdictions as it, in its absolute discretion, decides.

[2]

The Unquoted Options consist of a number of different tranches with varying exercise prices and expiry dates (details of these Unquoted Options are set out in full in the Company’s most recent Appendix 3B, given to ASX on 13 May 2013).

[3]

For further detail in relation to the number of Options that may be issued, and therefore the amount that may be raised (which may be higher or lower than the amount stated here), in each case under the Entitlement Offer, see paragraphs 3 and 4 of the Prospectus. The amount potentially to be raised assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus.

The Entitlement Offer is being managed by Ord Minnett Limited (Manager). The Company has agreed to pay the Manager a fixed fee of $150,000 in relation to the services provided by the Manager in connection with the Entitlement Offer and the share purchase plan (the full terms of which are set out in the SPP offer booklet given to ASX on 11 April 2013) (SPP). The Manager will also receive a fee equivalent to 5% of the value of any shortfall from the Entitlement Offer and SPP placed by the Company with the assistance of the Manager.

The Prospectus in relation to the Entitlement Offer was lodged with the Australian Securities and Investments Commission (ASIC) and given to ASX on Monday, 13 May 2013 and is available on both the ASX website (www.asx.com.au) and the Company’s website (www.primabiomed.com.au).

The Prospectus, which will be sent to Eligible Shareholders on Monday, 27 May 2013 is also available and copies can be obtained by calling the Company’s Shareholder enquiry line on 1300 737 760 any time between 8.15 am and 5.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes (Entitlement Offer Period). Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Entitlement Offer. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

Yours sincerely

Deanne Miller

General Counsel & Company Secretary

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Indicative Entitlement Offer timetable

Event	Date
Lodgement of Prospectus with ASIC	Monday, 13 May 2013
Record Date	5.00 pm Tuesday, 21 May 2013
Mailing of Prospectus (and personalised Entitlement and Acceptance Forms) to Eligible Shareholders completed	Friday, 24 May 2013
Entitlement Offer commences	9.00 am Monday, 27 May 2013
Entitlement Offer closes	5.00 pm Friday, 7 June 2013
Deferred settlement trading of Options to be issued under the Entitlement Offer expected to commence on ASX	Tuesday, 11 June 2013
Announcement of shortfall (if any) under the Entitlement Offer	Thursday, 13 June 2013
Issue of Options under the Entitlement Offer	Tuesday, 18 June 2013
Normal trading of Options issued under the Entitlement Offer expected to commence on ASX	Wednesday, 19 June 2013
Mailing of updated CHESS notices and issuer sponsored holding statements for Options issued under the Entitlement Offer completed	Friday, 21 June 2013

Dates and times in this letter are indicative only and subject to change. All times and dates refer to Sydney time. The Company reserves the right, subject to the Corporations Act, ASX Listing Rules and other applicable laws, to vary the above dates without prior notice, including extending the Entitlement Offer or accepting late applications, either generally or in particular cases, or to withdraw the Entitlement Offer. Applicants are encouraged to submit their personalised Entitlement and Acceptance Forms as soon as possible. No cooling-off rights apply to applications submitted under the Entitlement Offer. The commencement of quotation of Options is subject to confirmation from ASX.

Further information

Further details of the Entitlement Offer, including details of the use of proceeds, the fees associated with conducting the Entitlement Offer, the jurisdictions into which the Company will make offers under the Entitlement Offer, the timetable and the key risks associated with the Entitlement Offer, an investment in the Options, the Company and CVac™, are included in the Prospectus. The information in the ‘important information’ section of the Prospectus applies to this letter as if set out in full in this letter.

Shareholder enquiries

If you would like further information regarding the Entitlement Offer please call the Company’s shareholder enquiry line on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia) any time between 8.15 am and 5.30 pm (Sydney time) Monday to Friday, during the Entitlement Offer Period or visit the Company’s website (www.primabiomed.com).

If you have further questions, you should consult your broker, solicitor, accountant, taxation or other professional adviser without delay.

Disclaimer

The information contained in this letter does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this letter is not intended as financial advice. Moreover, none of the information in this letter is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this letter is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This letter contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this letter are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this letter are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.